UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 7

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 437,043,684(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 437,043,684(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 437,043,684(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.6%(2)(3)(4)
14	Type of Reporting Person CO

(1)	477,288,484 assuming the completion of, and after giving effect to, the October 2020 Global Offering (as defined herein). See Items 4 and 5 of this Schedule 13D.
(2)

Based on 1,193,404,651 Class A Shares outstanding as of October 14, 2020, excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding Issuer’s convertible senior notes and convertible preferred shares, as set forth in the Issuer’s Prospectus Supplement (to the Prospectus dated January 23, 2018) on Form 424B5 (File No. 333-222659) dated and filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2020 (the “October 2020 Prospectus Supplement”). See Item 4 of this Schedule 13D.

(3)

35.3% assuming the completion of, and after giving effect to, the October 2020 Global Offering, based on 1,353,404,651 Class A Shares disclosed to be outstanding following the completion of the October 2020 Global Offering assuming the international underwriters’ 30-day option to purchase an additional 24,000,000 Class A Shares granted by the Issuer (the “Underwriters’ Option”) is not exercised and excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and convertible preferred shares, as set forth in the October 2020 Prospectus Supplement. See Items 4 and 5 of this Schedule 13D.

(4)

67,590,336 Class B Ordinary Shares (“Class B Shares”) were disclosed as outstanding as of October 14, 2020 and to be outstanding following the completion of the October 2020 Global Offering, as set forth in the October 2020 Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of October 27, 2020 represented approximately 17.2% (and 17.6% assuming the completion of, and after giving effect to, the October 2020 Global Offering assuming the Underwriters’ Option is not exercised) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of October 27, 2020 represented approximately 34.7% (and 33.6% assuming the completion of, and after giving effect to, the October 2020 Global Offering assuming the Underwriters’ Option is not exercised) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 2 of 7

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC, AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 437,043,684(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 437,043,684(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 437,043,684(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.6%(2)(3)(4)
14	Type of Reporting Person CO

(1)	477,288,484 assuming the completion of, and after giving effect to, the October 2020 Global Offering. See Items 4 and 5 of this Schedule 13D.
(2)

Based on 1,193,404,651 Class A Shares outstanding as of October 14, 2020, excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding Issuer’s convertible senior notes and convertible preferred shares, as set forth in the October 2020 Prospectus Supplement. See Item 4 of this Schedule 13D.

(3)

35.3% assuming the completion of, and after giving effect to, the October 2020 Global Offering, based on 1,353,404,651 Class A Shares disclosed to be outstanding following the completion of the October 2020 Global Offering assuming the Underwriters’ Option is not exercised and excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and convertible preferred shares, as set forth in the October 2020 Prospectus Supplement. See Items 4 and 5 of this Schedule 13D.

(4)

67,590,336 Class B Shares were disclosed as outstanding as of October 14, 2020 and to be outstanding following the completion of the October 2020 Global Offering, as set forth in the October 2020 Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of October 27, 2020 represented approximately 17.2% (and 17.6% assuming the completion of, and after giving effect to, the October 2020 Global Offering assuming the Underwriters’ Option is not exercised) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of October 27, 2020 represented approximately 34.7% (and 33.6% assuming the completion of, and after giving effect to, the October 2020 Global Offering assuming the Underwriters’ Option is not exercised) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 3 of 7

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC, AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 437,043,684(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 437,043,684(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 437,043,684(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 36.6%(2)(3)(4)
14	Type of Reporting Person CO

(1)	477,288,484 assuming the completion of, and after giving effect to, the October 2020 Global Offering. See Items 4 and 5 of this Schedule 13D.
(2)

Based on 1,193,404,651 Class A Shares outstanding as of October 14, 2020, excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding Issuer’s convertible senior notes and convertible preferred shares, as set forth in the October 2020 Prospectus Supplement. See Item 4 of this Schedule 13D.

(3)

35.3% assuming the completion of, and after giving effect to, the October 2020 Global Offering, based on 1,353,404,651 Class A Shares disclosed to be outstanding following the completion of the October 2020 Global Offering assuming the Underwriters’ Option is not exercised and excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and convertible preferred shares, as set forth in the October 2020 Prospectus Supplement. See Items 4 and 5 of this Schedule 13D.

(4)

67,590,336 Class B Shares were disclosed as outstanding as of October 14, 2020 and to be outstanding following the completion of the October 2020 Global Offering, as set forth in the October 2020 Prospectus Supplement. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of October 27, 2020 represented approximately 17.2% (and 17.6% assuming the completion of, and after giving effect to, the October 2020 Global Offering assuming the Underwriters’ Option is not exercised) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of October 27, 2020 represented approximately 34.7% (and 33.6% assuming the completion of, and after giving effect to, the October 2020 Global Offering assuming the Underwriters’ Option is not exercised) of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. See Items 4 and 5 of this Schedule 13D.

CUSIP No. 36165L108	Page 4 of 7

Explanatory Note

This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018, July 5, 2018, March 19, 2019, December 10, 2019, June 24, 2020 and August 4, 2020 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented by replacing the current Schedule A with Schedule A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following:

The working capital of STTC and STT GDC will be the source of funds used to purchase the Class A Shares to be acquired by STT GDC in the October 2020 Global Offering (as defined below) as further described in Item 4.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

October 2020 Global Offering

On October 20, 2020, the Issuer announced the launch of its Hong Kong public offering, which forms part of the global offering (the “October 2020 Global Offering”) of 160,000,000 new Class A Shares and the listing of its Class A Shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” and such listing, the “Hong Kong Listing”). The Issuer also announced that it expects to grant the international underwriters an over-allotment option to purchase up to an additional 24,000,000 new Class A Shares in the international offering.

In connection with the October 2020 Global Offering, (1) at the Issuer’s request, STT GDC entered into a lock-up agreement (the “October 2020 Lock-up Agreement”) in favor of J.P. Morgan Securities (Asia Pacific) Limited, Merrill Lynch (Asia Pacific) Limited, China International Capital Corporation Hong Kong Securities Limited and Haitong International Securities Company Limited, as joint representatives of the international underwriters of the international offering that forms part of the October 2020 Global Offering (the “Joint Representatives”), and J.P. Morgan Securities (Far East) Limited, Merrill Lynch Far East Limited, Haitong International Capital Limited and China International Capital Corporation Hong Kong Securities Limited, as joint sponsors of the Hong Kong offering (the “Joint Sponsors”), pursuant to which STT GDC agreed, subject to certain exceptions, not to, without the prior written consent of the Joint Sponsors and the Joint Representatives, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Shares or ADSs, or any securities convertible into or exchangeable or exercisable for any Class A Shares or ADSs (the “Lock-Up Securities”), for a period of 90 days after the date of pricing of the October 2020 Global Offering with respect to the Lock-Up Securities that were owned by STT GDC prior to the date of the October 2020 Lock-up Agreement and for a period of six months after the date of the Hong Kong Listing with respect to any other Lock-Up Securities acquired by STT GDC in or prior to the closing date for the October 2020 Global Offering; and (2) STT GDC provided an undertaking (“2020 Undertaking”) to the Listing Division of the Hong Kong Stock Exchange (i) to vote in favor of resolutions proposed to be put forth at or before the next annual general meeting of the Issuer to be held after the Hong Kong Listing to make certain revisions to the articles of association of the Issuer to comply with the Hong Kong Stock Exchange’s listing rules and (ii) to not, without the prior written consent of the Hong Kong Stock Exchange, during the period of six months from the date of Hong Kong Listing, dispose of, or enter into any agreement to dispose of or otherwise create any encumbrances in respect of any Class A Shares it may subscribe for pursuant to its pre-emptive right under the June 2020 IRA as amended by Amendment No. 1 to the June 2020 IRA (collectively, the “2020 IRA”), subject to certain exceptions.

CUSIP No. 36165L108	Page 5 of 7

On October 27, 2020, the Issuer priced the October 2020 Global Offering at a public offering price of HK$80.88 per Class A Share. On the same day, STT GDC exercised its preemptive right under the 2020 IRA to purchase 40,244,800 Class A Shares in the October 2020 Global Offering at the same public offering price of HK$80.88 per Class A Share as part of the terms and conditions specified in the participation notice dated October 22, 2020 (the “October 2020 Participation Notice”) issued by the Issuer to STT GDC pursuant to the 2020 IRA. The October 2020 Global Offering is expected to be completed on or about November 2, 2020.

The descriptions of the October 2020 Lock-up Agreement, the 2020 Undertaking and the October 2020 Participation Notice herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the form of such documents attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 437,043,684 Class A Shares, or approximately 36.6% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of October 27, 2020.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 437,043,684 Class A Shares, or approximately 36.6% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of October 27, 2020.

STT GDC directly owns 437,043,684 Class A Shares (directly or in the form of ADSs), or approximately 36.6% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of October 27, 2020.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 437,043,684 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of October 27, 2020 (as set forth in the preceding paragraphs) by (ii) 1,193,404,651 Class A Shares outstanding as of October 14, 2020, excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding Issuer’s convertible senior notes and convertible preferred shares, as set forth in the October 2020 Prospectus Supplement.

CUSIP No. 36165L108	Page 6 of 7

67,590,336 Class B Shares were disclosed as outstanding as of October 14, 2020 and to be outstanding following the completion of the October 2020 Global Offering, as set forth in the October 2020 Prospectus Supplement. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of October 27, 2020 represented approximately 17.2% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 34.7% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

Assuming the completion of, and after giving effect to, the October 2020 Global Offering, (1) STT, through its ownership of STTC and STT GDC, will be deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 477,288,484 Class A Shares, or approximately 35.3% of the Class A Shares expected to be outstanding, and to have shared power over the voting and disposition of such Class A Shares, (2) STTC, through its ownership of STT GDC, will deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 477,288,484 Class A Shares, or approximately 35.3% of Class A Shares expected to be outstanding, and to have shared power over the voting and disposition of such Class A Shares, and (3) STT GDC will directly own 477,288,484 Class A Shares (directly or in the form of ADSs), or approximately 35.3% of the outstanding Class A Shares, and have shared power over the voting and disposition of such Class A Shares. The foregoing post-October 2020 Global Offering percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 477,288,484 Class A Shares that will be deemed to be beneficially owned by each of the Reporting Persons assuming the completion of, and after giving effect to, the Global Offering by (ii) 1,353,404,651 Class A Shares expected to be outstanding assuming the completion of, and after giving effect to, the October 2020 Global Offering assuming the Underwriters’ Option is not exercised and excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding convertible senior notes and convertible preferred shares, as set forth in the October 2020 Prospectus Supplement.

67,590,336 Class B Shares are expected to remain outstanding assuming the completion of the October 2020 Global Offering. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons assuming the completion of, and after giving effect to, the October 2020 Global Offering will represent approximately 17.6% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 33.6% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of October 27, 2020, based on 1,193,404,651 Class A Shares outstanding as of October 14, 2020, excluding 50,184,168 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans, and Class A Shares issuable upon conversion of the Issuer’s outstanding Issuer’s convertible senior notes and convertible preferred shares, as set forth in the October 2020 Prospectus Supplement.

CUSIP No. 36165L108	Page 7 of 7

(c)    Except for the 40,244,800 Class A Shares acquired by STT GDC in the October 2020 Global Offering, there have been no transactions by the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days, except that on October 1, 2020, Sio Tat Hiang, Lim Ah Doo and Bruno Lopez received 700, 600 and 500 ADSs, respectively, from the Issuer as a portion of their total director compensation as directors of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the October 2020 Lock-up Agreement, the 2020 Undertaking and the October 2020 Participation Notice and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Lock-up Agreement by STT GDC in favor of the Joint Representatives and Joint Sponsors dated October 20, 2020
99.2	Undertaking in favor of the Hong Kong Stock Exchange dated October 20, 2020
99.3	Participation Notice issued by the Issuer pursuant to the 2020 IRA dated October 22, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 27, 2020

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STT)	Corporate Director	Singaporean

Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & Group CEO, STT and STTC	Australian

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT)	Corporate Director	Singaporean

Lim Ah Doo 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Corporate Director	Singaporean

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STT)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STT)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STTC	American

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Deputy CEO, STT)	Deputy CEO, STT and STTC & President & Group CEO, InfraTech	Singaporean

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Deputy CEO, STT)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

The following is a list of the directors and executive officers of STTC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STTC)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	President & Group CEO, STT and STTC	Australian

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STTC)	Corporate Director	Singaporean

Lim Ah Doo 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STTC)	Corporate Director	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STTC)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STTC)	President, Telemedia Policy Corporation	American

Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STTC)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STTC)	Senior Executive Vice President — International, STT and STTC	American

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Deputy CEO, STTC)	Deputy CEO, STT and STTC & President & Group CEO, InfraTech	Singaporean

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Deputy CEO, STTC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STTC)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STTC)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

The following is a list of the directors and executive officers of STT GDC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	President & CEO, STT and STTC	Australian

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	Senior Executive Vice President — International, STT and STTC	American

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC	Singaporean

Jonathan Allen King 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chief Operating Officer, STT GDC)	Group Chief Operating Officer, STT GDC	Australian

Lim Yueh Hua Nelson 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chief Financial Officer, STT GDC)	Group Chief Financial Officer, STT GDC	Singaporean